UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 4, 2016

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(e) Compensatory Arrangements of Certain Executive Officers

2016 Compensation Determinations

For 2016, salary levels and total target compensation levels for the executive officers of Denbury Resources Inc. (the "Company") are expected to remain unchanged from 2015 levels. However, revisions to the long-term incentive awards were made by the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of the Company to accommodate (i) the limited number of shares currently available for ongoing issuance under the Company's 2004 Omnibus Stock and Incentive Plan (as amended and restated) (the "Plan") and (ii) the need to replace the Growth and Income performance-based equity awards used in 2014 and 2015 in light of the Company's suspension of dividend payments in late 2015.

The table below shows changes to the Company's long-term incentive award allocations to executive officers for 2016, with the most significant changes being (i) the substitution of a new Oil Price Change vs TSR performance-based cash award for the Growth and Income performance-based equity award granted in 2014 and 2015 and (ii) for 2016 performance-based equity awards, providing that any amounts earned under the Stock TSR and Capital Efficiency performance-based equity awards above the 100% target levels will be payable in cash, rather than in shares of Company common stock, in order to conserve available shares under the Plan.

Award	2015	2016
Stock TSR Performance-Based Equity Award	33%	25%
Oil Price Change vs TSR Performance-Based Cash Award	—	25%
Growth and Income Performance-Based Equity Award	22%	—
Capital Efficiency Performance-Based Equity Award	11%	10%
Anticipated Time-Vested Restricted Stock Equity Award [1]	34%	40%
Total	100%	100%

(1) It is currently anticipated that time-vested restricted stock awards for 2016 will be granted mid-year to the executive officers and all employees, ratably vesting over a three-year period; however, these awards have yet to be determined or approved by the Committee.

The new Oil Price Change vs TSR performance-based award compares the change in oil prices to the Company's total shareholder return, both over a three-year period, with the award to be payable in cash in order to minimize the number of shares utilized under grants of this new award and to reduce the mark-to-market volatility of this type of award if issued in equity. As the Company's stock price is influenced heavily by fluctuations in oil prices (approximately 95% of the Company's production is oil), the Committee believes that comparing the Company's stock price performance to the change in oil prices is a reasonable metric to judge the Company's performance.

As an additional measure to manage and conserve shares available under the Plan, the Committee set a stock price floor of $2.25 per share in determining the total number of shares that would be granted as performance-based awards on January 4, 2016, resulting in lower compensation than if the actual NYSE closing stock price on January 4, 2016 of $2.04 per share had been used.

Based on the changes outlined above, on January 4, 2016, the following long-term performance-based incentive awards were granted to the executive officers, all as determined or recommended by the Committee, and, as appropriate, ratified by the independent members of the Board. The table below shows the cash amount or number of shares of common stock to be issued under performance-based incentive awards at the target level for the (i) Oil Price Change vs TSR award (payable in cash), (ii) Capital Efficiency award (payable in common stock) and (iii) Stock TSR award (payable in common stock). All of the performance-based incentive awards are subject to earlier vesting in the event of a change in control, death, disability, and in some cases retirement eligibility, as provided in the Plan and/or specific award agreements.

	Oil Price Change vs TSR Award (100% of target amount) (Dollar Value)	Capital Efficiency Award (100% of target amount) (Number of Shares)	Stock TSR Award (100% of target amount) (Number of Shares)
Phil Rykhoek President and Chief Executive Officer	$1,000,000	177,778	444,444
Mark Allen Senior Vice President and Chief Financial Officer	437,500	77,778	194,444
Chris Kendall Chief Operating Officer (1)	562,500	100,000	250,000
James Matthews Senior Vice President, General Counsel and Secretary	225,000	40,000	100,000

(1) Mr. Kendall joined the Company as Chief Operating Officer on September 1, 2015.

Determination of Company Performance Portion of 2015 Cash Bonus Awards

The Committee approved the Company performance portion of the annual cash bonus for all Company employees for 2015, including $443,625 for Mr. Rykhoek, $266,907 for Mr. Allen, $189,171 for Mr. Matthews and $94,077 for Mr. Kendall. The 2015 Company performance portion of the annual cash bonus was based on evaluation of four metrics: production, capital spending, lease operating expense, and health, safety and environmental targets. The Company performance element comprised 65% of each employee's target cash bonus, and was evaluated by the Committee as having almost achieved target levels; however, due to current oil market conditions, the Committee determined that a significant reduction was appropriate and used its discretion to reduce by half the Company performance element earned for 2015 to half of target levels. The individual performance portion of the annual cash bonus, which comprises 35% of each employee's target cash bonus, is expected to be determined in the second quarter of 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: January 8, 2016   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary